Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

VIA EDGAR

June 21, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Dave Edgar Kathleen Collins Jeff Kauten Matthew Derby

Re:	Helport AI Limited Amendment No. 3 to Registration Statement on Form F-4 Filed June 13, 2024 File No. 333-276940

Ladies and Gentleman:

Helport AI Limited (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 18, 2024 relating to the Amendment No. 3 to Registration Statement on Form F-4, filed by the Company with the Commission on June 13, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to Registration Statement on Form F-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Registration Statement on Form F-4

Summary of the Material Terms of the Business Combination

Related Agreements, page 21

1.

You state here that on June 12, 2024, you entered into the June Amended Lock-Up Agreements with two additional Helport Convertible Noteholders. However, on page 108 you refer to entering into a June Amended Lock-Up Agreement on June 4, 2024. Please explain or revise. In addition, revise your Recent Development disclosures on pages 163 and 173 to include a discussion of these new Agreements.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has revised its disclosure of the date of entering the June Amended Lock-up Agreement on page 108 as June 12, 2024 to be consistent, and also revised the Recent Developments disclosures on pages 163 and 173 to include a discussion of these new Agreements.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Balance Sheet Adjustments, page 154

2.

We note your revised disclosure in pro forma adjustment (3) indicating that you have received $4,889,074 in cash for the $6,039,074 in convertible promissory notes issued to date, and you expect to receive the remaining cash in June, 2024. Please explain why you have not yet received the funds for certain of the notes and clarify whether the lenders have a contractual obligation to provide such funds and if so, by when. Alternatively, tell us how you determined it is appropriate to assume the receipt of all funds in your pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 153 and 154 to further clarify (1) the terms and contractual obligation pursuant to the Convertible Promissory Note issued by the Company to each of the Convertible Noteholders,  the form of which was previously filed as Exhibit 10.23 to the Form F-4 (collectively, the “Notes”); and (2) how the Company determines it is appropriate to assume the adjustment relating to the receipt of such funds in the pro forma financial statements. The Company also advises the Staff that,

(1)

On June 20, 2024, Helport (the “Borrower”) amended and restated a previously issued convertible promissory note of $2,000,000 issued on May 15, 2024 (the “Original Note”) to one lender named Shanling Ge (“Lender”), pursuant to which, by mutual consent, the Borrower and the Lender agree to amend and restate the Original Note and to replace the Original Note with a note with a total amount of $850,000, with all the other terms previously stipulated in the Original Note remaining the same (“Amended and Restated Note”).

(2)

As of June 20, 2024, the Company has received all the funds of $4,889,074 from the issuance of convertible promissory notes subject to the Notes and the Amended and Restated Note. Correspondingly, the receipt of such funds is reflected in the adjustment of automatically conversion into Pubco Ordinary Shares at a price of $10.80 per share upon consummation of the Business Combination.

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3.

We note your revised disclosures in response to prior comment 3. Please also revise your disclosures on pages 162, 173, F-56 and F-85 to clarify that the lines of credit have been granted and therefore any Lock-up Securities held by Stony Holdings Limited and Hades Capital are now subject to release.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 162, 173, F-56 and F-85 to clarify that the lines of credit have been granted and therefore any Lock-up Securities held by Stony Holdings Limited and Hades Capital are now subject to release.

Helport Limited - Notes to Unaudited Condensed Combined Financial Statements

Note 10 - Subsequent Event, page F-30

4.

We note your revised disclosures in response to prior comment 5 where you disclose the date through which you evaluated subsequent events. Please revise to disclose whether this was the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1(b).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on F-30 to revise that the date disclosed was the date of the issuance of financial statements.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at yli@htflawyers.com or by telephone at 212-530-2210.

Sincerely,

/s/ Cong Shi
Cong Shi
Director

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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